WestPark Capital, Inc.

1900 Avenue of the Stars, Suite 310

Los Angeles, CA90067

As representative of the several underwriters

VIA EDGAR

November 19, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lixte Biotechnology Holdings, Inc. (the “Company”)
Registration Statement on Form S-1
Filed on September 3, 2020
CIK No. 0001335105

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence with the U.S. Securities and Exchange Commission via EDGAR on November 17, 2020, in which we requested the acceleration of the effectiveness of the above-captioned Registration Statement to 4:00 p.m., New York City time on November 19, 2020. We hereby formally withdraw our prior request for acceleration of the effective date of the above-captioned Registration Statement and hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 p.m., Eastern Time, on November 23, 2020, or as soon thereafter as is practicable.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

WestPark Capital, Inc.

By:	/s/ Richard Rappaport
Richard Rappaport, Authorized Representative

Acting on behalf of themselves and as the Representative of the several Underwriters

-2-